Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 5 DATED JUNE 12, 2013
TO THE PROSPECTUS DATED APRIL 16, 2012

        This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2012, Supplement No. 1 dated April 24, 2013, Supplement No. 2 dated May 1, 2013, Supplement No. 3 dated May 13, 2013 and Supplement No. 4 dated May 30, 2013. The purpose of this Supplement No. 5 is to disclose:

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  the status of our initial public offering;

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  acquisition of limited partnership interests in real estate private equity funds;

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  the origination of a senior mortgage loan;

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  the reelection of our directors; and

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  the reappointment of our officers.

Status of Our Initial Public Offering

        We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010, of which $1,000,000,000 in shares could originally be issued pursuant to our primary offering and $100,000,000 in shares could originally be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering. In April 2013, our board of directors authorized the reallocation of shares available to be offered pursuant to our DRP to our primary offering. As of June 6, 2013, 3.7 million shares remain available for sale under our primary offering and 8.0 million shares remain available for sale under our DRP. Our primary offering will terminate on or before July 19, 2013.

        As of June 6, 2013, we raised total gross proceeds of $1.0 billion, including capital raised in connection with our merger with NorthStar Income Opportunity REIT I, Inc.

        As of June 6, 2013, we received and accepted subscriptions in our offering for an aggregate of 98.8 million shares, or $983.8 million, including 0.5 million shares or $4.6 million sold to NorthStar Realty Finance Corp., or our sponsor, pursuant to our distribution support agreement.

Acquisition of Limited Partnership Interests in Real Estate Private Equity Funds

        On June 12, 2013, we, our sponsor and funds managed by Goldman Sachs Asset Management, or Vintage Funds, and, together with us and our sponsor, the NorthStar/GSAM Partnership entered into a purchase and sale agreement, or the Purchase and Sale Agreement with Common Pension Fund E, a common trust fund created pursuant to New Jersey statute, or the seller, pursuant to which, among other things, the NorthStar/GSAM Partnership agreed to acquire limited partnership interests in up to 25 real estate private equity funds, or the fund interests, comprised of a diversified portfolio of assets with an aggregate reported net asset value, or NAV, of approximately $925 million, or the valuation date NAV, at September 30, 2012, or the valuation date. Our portion of the valuation date NAV is $139 million.

        The NorthStar/GSAM Partnership agreed to initially pay $510 million to the seller for all of the fund interests (our portion is $77 million), representing approximately 55% of the valuation date NAV, and to pay the remaining $415 million, representing 45% of the valuation date NAV, or the deferred amount (our portion is $62 million) by the outside date, as described below. Our sponsor, us and Vintage Funds shall contribute 70%, 15% and 15%, respectively, of all amounts payable pursuant to the purchase and sale agreement, or the allocable percentage.

        The NorthStar/GSAM Partnership will be entitled to receive all distributions of cash flow and return of capital from and after the valuation date through the applicable closing date, as described below, of each fund interest (in proportion to their allocable percentages), and will be obligated to fund all capital contributions made from and after the valuation date (in proportion to their allocable percentages). We currently expect that the maximum amount of capital contributions that may be due from the NorthStar/GSAM Partnership following the date hereof is approximately $60 million, or $9 million for us.

        Beginning on the first day of the fiscal quarter following the closing date of each fund interest, each, a closing date, and for a period of three years thereafter, distributions shall be made to the NorthStar/GSAM Partnership on a priority basis as follows: (i) 85% to the NorthStar/GSAM Partnership (in proportion to their allocable percentages) and (ii) 15% to the seller, provided that at the conclusion of each such fiscal year the NorthStar/GSAM Partnership (in proportion to their allocable percentages) shall pay such amounts, if any, necessary to reduce the deferred amount by 15% of the then outstanding deferred amount, or the amortization amount, to the extent distributions to the seller during each such year were less than the amortization amount for such year.

        In the fourth year following the applicable closing date, distributions will be split equally between the NorthStar/GSAM Partnership and the seller. At the conclusion of that four-year period, or the outside date, the NorthStar/GSAM Partnership (in proportion to their allocable percentages) will be required to pay to the seller the deferred amount less (i) any distributions received by the seller during such four-year period and (ii) any amortization amounts received by the seller during such four-year period. We will guarantee our allocable percentage of any deferred amount. The NorthStar/GSAM Partnership will receive 100% of all distributions following the payment of the deferred amount.

        In connection with the purchase and sale agreement, the NorthStar/GSAM Partnership deposited an aggregate of $50 million of the purchase price with the seller in the same proportion as their allocable percentages, which was $8 million for us. The deposit is generally non-refundable unless the transactions contemplated by the purchase and sale agreement are not consummated as a result of a material breach of the purchase and sale agreement by the seller.

        The transactions contemplated by the purchase and sale agreement are expected to close as consents from the general partners of the fund interests are received, each, a closing, with the initial closing expected in June or July 2013 and subsequent closings occurring periodically thereafter. The outside date for any closing is January 1, 2014 and each closing is subject to customary closing conditions, including obtaining third-party consents that are outside of the control of the NorthStar/GSAM Partnership.

        We expect the closing of the acquisition of the fund interest to be substantially accretive to the yield on our portfolio.

Origination of a Senior Mortgage Loan

        On June 7, 2013, we, through a subsidiary, directly originated a $42.0 million senior loan, or the senior loan secured by a 1,187-unit multifamily property consisting of nine buildings located in Atlanta, Georgia, or the property.

        The borrower and its affiliates, or the borrower, are experienced multifamily owners and operators and including the property, currently own and manage 14 multifamily properties with over 4,800-units in the metro Atlanta area. In addition, the borrower is a repeat customer of both us and our sponsor.

        The senior loan bears interest at a floating rate of 5.0% over the one-month London Interbank Offered Rate, or the LIBOR Rate, but at no point shall the LIBOR Rate be less than 0.5%, resulting in a minimum interest rate of 5.5% per annum. We intend to finance the senior loan in the near future on similar terms and conditions as its other financed assets. We earned an upfront fee equal to 0.75% of the senior loan and will earn a fee equal to 1.0% of the outstanding principal amount at the time of repayment.

        The initial term of the senior loan is 35 months, with two, one-year extension options, subject to the satisfaction of certain performance tests and the borrower paying a fee on the amount being extended for the each extension option. The senior loan may be prepaid during the first 24 months, provided the borrower pays the remaining interest due on the senior loan through the initial maturity date. Thereafter, the senior loan may be prepaid in whole or in part without penalty.

        The property's loan-to-cost ratio, or the LTC ratio, is 66.9%. The LTC ratio is the senior loan, net of reserves funded and controlled by us, over the total cost to the borrower to fund the acquisition of the property, including closing costs, escrows and applicable reserves on the date we originated the senior loan.

Reelection of Directors

        At our 2013 annual meeting of stockholders held on June 11, 2013, all directors nominated by our board of directors were reelected to serve until the 2014 annual meeting of stockholders and until their respective successors are duly elected and qualified.

        The voting results for each of the four persons nominated were as follows:

Nominee	Votes For	Votes Withheld
David T. Hamamoto	40,626,205	1,611,512
Jonathan T. Albro	40,642,853	1,594,864
Charles W. Schoenherr	40,603,048	1,634,669
Jack F. Smith, Jr.	40,653,008	1,584,709

Reappointment of Officers

        On June 11, 2013, our board of directors unanimously reappointed the following officers to hold office until the next annual meeting of our board of directors or until their respective successors have been elected:

Name	Title
Daniel R. Gilbert	Chief Executive Officer and President
Debra A. Hess	Chief Financial Officer and Treasurer
Ronald J. Lieberman	Executive Vice President, General Counsel and Secretary